Exhibit 21.1
Harmonic Inc. and Subsidiaries
Subsidiaries of the Registrant
The following table shows certain information with respect to the active subsidiaries of the Company as of December 31, 2005:

	State or Other Jurisdiction	Percent of Voting Securities
Name	of Incorporation	Owned by Harmonic
Harmonic (Asia Pacific) Ltd.	Hong Kong	100%

Harmonic Video Systems Ltd.	Israel	100%

Harmonic Europe S.A.S.	France	100%

Harmonic Germany GmbH	Germany	100%

Harmonic International Inc.	U.S.A.	100%

Harmonic International Limited	Bermuda	100%

Harmonic Lightwaves (Israel) Ltd.	Israel	100%

Harmonic (UK) Ltd.	United Kingdom	100%